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                                HEALTHSPORT, INC.
                          7633 E 63rd Place, Suite 220
                                 Tulsa, OK 74133

February 5, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

         Re:      Healthsport, Inc., File No. 0-23100
                  December 31, 2007 Form 10-K
                  March 31, 2008 Form 10-Q
                  June 30, 2008 Form 10-Q

Dear Mr. Rosenberg:

We are in receipt of the telephone call from Mr. Frank Wyman of your office in which he requested additional information on two of your previous comments to which we had originally responded on November 21, 2008.

Following are our responses to your comments:

Form 10-K for Fiscal Year Ended December 31, 2007
-------------------------------------------------

Consolidated Financial Statements
---------------------------------

Note 2:    Acquisitions
-----------------------

Innozen, Inc., page 34
----------------------


1. Please refer to prior comment three. You have not described the methods and specific assumptions used to determine the $28.5 million fair value of acquired intangible assets. Please provide this information. In addition, include an explanation of the specific factors that you considered in concluding that the exclusive royalty free license granted to Schering -Plough did not impact your valuation of InnoZen intangible assets.

         Original comment 3.
         -------------------
         You disclose that patent costs include "costs allocated to the proprietary technology for formulation of the thin film" and trade secrets include "costs allocated to our formulations." Also, you state that only 5 patents exist, all of which are pending, and that 82% of InnoZen's 2006 sales were to three customers. Please provide us a summary that explains how the fair value of the acquired capitalized patent and trade secret costs, trademarks and client lists were determined. In your summary, provide a breakdown showing the amount allocated to each asset and explain the methodology and key assumptions used in this determination.


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Additional response:

You have asked us to expand our discussion to describe the methods and specific assumptions used to allocate the $28.5 million to the intangible assets in the acquisition of Innozen, Inc.

FAS 141, "Business Combinations" provides guidance with paragraph 37e stating that "Intangible assets that meet the criteria in paragraph 39 are valued at fair values."

Paragraph 39 provides:

"An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). For purposes of this Statement, however, an intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability. For purposes of this Statement, an assembled workforce shall not be recognized as an intangible asset apart from goodwill. Appendix A provides additional guidance relating to the recognition of acquired intangible assets apart from goodwill, including an illustrative list of intangible assets that meet the recognition criteria in this paragraph."

Paragraph A10 through A28 provide further examples of intangible assets which arise from contractual or other legal rights and which should be separately recognized apart from goodwill.

The value of the intangible assets was assigned as follows:

Trade secrets and patents                                   $ 17,128,968
Client lists                                                     846,000
Trademarks                                                     1,128,000
Research and development cost                                    847,336
Goodwill                                                       8,540,950
                                                     --------------------
     Total                                                  $ 28,491,254
                                                     ====================

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To avoid costly appraisals, we used cash flow projections and the historical financial statements as a method of allocating value to identified intangibles.

  o Research and development costs were based on amounts previously spent for research and development which amounted to approximately $847,336.
  o The client list was calculated from preliminary projected sales of Innozen existing products to existing customers. Initial projections were for gross profit over five years of $3,384,000. This amount was substantially higher than historical sales and was subsequently reduced considerably. Based on the lack of confidence in the achievability of the projection, management valued the client list at 25% of the initial projected gross profit.
  o Our more detailed projections excluded sales of Innozen products and expected sales of $10,950,000 in 2008 followed by increases to $17,150,000 in 2009 with continuing increases of 10-15% annually. From this base projection, we reduced year one sales (2008) to $7,500,000, maintained the same gross profit percentage and kept general and administrative expense and selling and marketing expenses at the same level as originally projected. Sales were assumed to increase at 10% per year for 10 years and then remain constant for the next 7 years, the life of the patents and trade secrets. The resulting EBITDA was discounted at approximately 10% to yield $18,256,968. Our initial calculation was $18,048,000 and from this, based on the relatively low cost of trademarks, management estimated that approximately 1/16 of the total ($1,128,000) should be allocated to trademarks and the remainder of $16,920,000 would be allocated to trade secrets and patents. When the total was subsequently corrected, no change was made to the trademark amount and the patent and trade secret cost was increased to $17,128,968.
  o The allocation to identified intangibles, other than goodwill was a total of $19,950,304, which left a balance of $8,540,950 for goodwill.

2. Please refer to prior comment five. We acknowledge your response. However, despite the lack of product approvals, we continue to believe that you should describe the exclusive royalty free license granted to Schering-Plough for the distribution and marketing of your film strip products in many markets outside the United States. Please revise your disclosure to include the significant terms of the distribution contract with Schering-Plough.

         Original comment 5.
         -------------------
         In your September 20, 2007 Form 8-K/A, InnoZen discloses that it entered into a distribution contract with Schering-Plough whereby it was granted an exclusive royalty free license to distribute, market, offer to sell and import your film strip products in Australia, New Zealand, Singapore, Indonesia, Pakistan, Hong Kong, Taiwan, Vietnam, Malaysia, Thailand, Philippines, India and China. This disclosure appears to have been omitted from your 2007 Form 10-K. Please revise your disclosure to include the significant terms of this contract or explain why it was not included in your filing. Also, explain the impact of this distribution agreement on your valuation of InnoZen intangible assets.


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Response:

At May 4, 2007, InnoZen had a license agreement with Innovay, Inc., a wholly owned subsidiary of Migami, Inc., dated July 18, 2005 and amended August 25, 2006, a distribution agreement with Schering-Plough Pty Limited dated June 1, 2006, and a distribution agreement with Schering-Plough, S.A. DE C.V dated January 29, 2007.

We would propose adding disclosure to the commitments and contingencies footnote as follows:

The Company has a license agreement and two distribution agreements which cover the majority of Asia and South and Central America. The agreements cover the Company's cough products, provide for minimum purchases and require the distributor to obtain product approval in each country before sales can commence in those countries. No sales have been made pursuant to these agreements as of December 31, 2007.

The Company acknowledges that:

  o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Jim Ross at 918-461-1667.

Sincerely,

HEALTHSPORT, INC.


/s/ Hank Durschlag
----------------------------
M.E. "Hank" Durschlag
Acting Chief Executive Officer

Cc Creason & Associates, P.L.L.C.